Exhibit 99.01

Village Farms named to 2017 OTCQX Best 50

VANCOUVER, Feb. 2, 2017 /CNW/—Village Farms International Inc. (Village Farms) (VFF.TSX) (OTCQX:VFFIF), is pleased to announce it has been named to the 2017 OTCQX® Best 50, a ranking of top performing companies traded on the OTCQXBest Market last year.

The OTCQXBest 50 is an annual ranking of the top 50 U.S. and international companies traded on the OTCQX market. The ranking is calculated based on an equal weighting of one-year total return and average daily dollar volume growth in the previous calendar year. Companies in the 2017 OTCQXBest 50 were ranked based on their performance in 2016.

Michael A. DeGiglio, President & CEO of Village Farms had this to say upon receiving the award, “It is uncommon enough for a high tech agriculturally driven consumer products company to be publicly traded while at the same time excelling to rank as one of the top performing companies traded on OTCQX. Village Farms wishes to acknowledge with great appreciation the support of the OTCQXmarket for this award. We are motivated to continue to drive greater profitability and growth in revenue fueled by the reenergized business climate of 2017 as we continue to diversify our product line applications across broader international consumer markets.”

For the complete 2017 OTCQXBest 50 ranking, visit http://web.otcmarkets.com/otcqx-best-50/

The OTCQXBest Market offers transparent and efficient trading of established, investor-focused U.S. and global companies. To qualify for the OTCQXmarket, companies must meet high financial standards, follow best practice corporate governance, demonstrate compliance with U.S. securities laws and have a professional third-party sponsor introduction. The companies found on OTCQXare distinguished by the integrity of their operations and diligence with which they convey their qualifications.

About Village Farms

Village Farms is one of the largest producers, marketers, and distributors of premium-quality, greenhouse-grown fruits and vegetables in North America. The food our farmers grow, along with other greenhouse farmers under exclusive arrangements are all grown in environmentally friendly, soil-less, glass greenhouses. The Village Farms® brand of fruits and vegetables is marketed and distributed primarily to local retail grocers and dedicated fresh food distributors throughout the United States and Canada. Since its inception, Village Farms has been guided by sustainability principles that enable us to grow food 365 days a year that not only feeds the growing population but is healthier for people and the planet. Natural resource efficiencies such as water conservation and renewable energy optimizing cogeneration are all part of our clean technology model of farming. Village Farms is Good for the Earth® and good for you.

SOURCE Village Farms International, Inc.

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For further information: Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936-1190 ext 340.

CO: Village Farms International, Inc.

CNW 07:00e 03-FEB-17